Exhibit 99.1

Brussels – 15 Nov 2023 – 8:00 CET

Anheuser-Busch InBev Announces Early Results of Cash Tender Offers for up to USD 3 Billion Aggregate Purchase Price of Thirteen Series of USD Notes, Three Series of EUR Notes and Two Series of GBP Notes

15 November 2023 – Anheuser-Busch InBev SA/NV (“AB InBev”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) today announced the early results of offers by AB InBev and its wholly-owned subsidiaries Anheuser-Busch InBev Worldwide Inc. (“ABIWW”), Anheuser-Busch Companies, LLC (“ABC”) and Anheuser-Busch InBev Finance Inc. (“ABIFI”, and together with AB InBev, ABIWW and ABC, the “Companies”) to purchase for cash any validly tendered (and not validly withdrawn) and accepted notes up to an aggregate purchase price (excluding accrued and unpaid interest) of US$3 billion (such amount, the “Aggregate Offer Cap”) of thirteen series of USD notes (the “USD Notes”), three series of EUR notes (the “EUR Notes”) and two series of GBP notes (the “GBP Notes”, and together with the USD Notes and the EUR Notes, the “Notes”) issued by the Companies, across the Pool 1 Tender Offers and the Pool 2 Tender Offers, each with a separate Pool Offer Cap, as described in the table below (the “Tender Offers”).

As announced on 31 October 2023, the Companies will spend up to the Aggregate Offer Cap and the applicable Pool Offer Caps, subject to the Acceptance Priority Levels (as defined below), to purchase the outstanding Notes listed in the table below.

The Tender Offers have been made pursuant to the terms and conditions set forth in the offer to purchase dated 31 October 2023 (the “Offer to Purchase”). Terms not defined in this announcement have the meanings given to them in the Offer to Purchase.

According to information provided by Global Bondholder Services Corporation, the Tender and Information Agent for the Tender Offers, $9,186,786,000 aggregate principal amount of the USD Notes, €607,297,000 aggregate principal amount of the EUR Notes and £266,763,000 aggregate principal amount of the GBP Notes were validly tendered prior to or at the Early Tender Time and not validly withdrawn.

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The following table indicates, among other things, the principal amount of Notes validly tendered as of the Early Tender Time:

Title of Notes(a)(c)	ISIN / (if applicable) CUSIP	Outstanding Principal Amount		Maturity Date	Issuer and Offeror	Acceptance Priority Level(b)	Principal Amount Tendered as of Early Tender Time
Pool 1 Tender Offers Up to the Pool 1 Offer Cap of $1,200,000,000
3.650% Notes due 2026	US03522AAG58/ 03522AAG5 144A: US03522AAD28/ 03522AAD2 Reg S: USU00323AD40/ U00323AD4	$3,491,141,000	(d)	1 February 2026	ABIWW and ABC	1	$1,762,742,000
2.700% Notes due 2026	BE6265142099	€1,000,000,000		31 March 2026	AB InBev	2	€325,270,000

Pool 2 Tender Offers

Up to the Pool 2 Offer Cap of $3,000,000,000 less the aggregate purchase price (excluding accrued and unpaid interest) payable for the Pool 1 Notes validly tendered and accepted for purchase in the Pool 1 Tender Offers

3.750% Notes due 2042	US03523TBQ04/ 03523TBQ0	$471,193,000		15 July 2042	ABIWW	1	$121,129,000
2.850% Notes due 2037	BE6295395956	£411,263,000		25 May 2037	AB InBev	2	£163,183,000
4.000% Notes due 2043	US035242AB27/ 035242AB2	$404,435,000		17 January 2043	ABIFI	3	$63,745,000
4.600% Notes due 2060	US035240AU42/ 035240AU4	$496,643,000		1 June 2060	ABIWW	4	$149,943,000
4.500% Notes due 2050	US035240AT78/ 035240AT7	$1,566,899,000		1 June 2050	ABIWW	5	$464,873,000

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Title of Notes(a)(c)	ISIN / (if applicable) CUSIP	Outstanding Principal Amount		Maturity Date	Issuer and Offeror	Acceptance Priority Level(b)	Principal Amount Tendered as of Early Tender Time
4.600% Notes due 2048	US035240AN09/ 035240AN0	$2,178,598,000		15 April 2048	ABIWW	6	$1,393,685,000
4.750% Notes due 2058	US035240AP56/ 035240AP5	$980,693,000		15 April 2058	ABIWW	7	$239,557,000
4.350% Notes due 2040	US035240AS95/ 035240AS9	$1,000,000,000		1 June 2040	ABIWW	8	$575,559,000
4.625% Notes due 2044	US03524BAF31/ 03524BAF3	$850,000,000		1 February 2044	ABIFI	9	$224,983,000
2.000% Notes due 2035	BE6301511034	€750,000,000		23 January 2035	AB InBev	10	€73,343,000
4.375% Notes due 2038	US035240AM26/ 035240AM2	$1,500,000,000		15 April 2038	ABIWW	11	$699,126,000
4.900% Notes due 2046	US03522AAJ97/ 03522AAJ9 144A: US03522AAF75/ 03522AAF7 Reg S: USU00323AF97/ U00323AF9	$9,542,514,000	(e)	1 February 2046	ABIWW and ABC	12	$2,628,770,000
4.900% Notes due 2046	US035242AN64/ 035242AN6	$1,457,486,000		1 February 2046	ABIFI	13	$207,861,000
1.650% Notes due 2031	BE6312822628	€1,000,000,000		28 March 2031	AB InBev	14	€208,684,000
2.250% Notes due 2029	BE6295393936	£336,755,000		24 May 2029	AB InBev	15	£103,580,000
3.500% Notes due 2030	US035240AV25/ 035240AV2	$1,750,000,000		1 June 2030	ABIWW	16	$654,813,000

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(a) The offers with respect to the 3.650% Notes due 2026 issued by ABC and ABIWW, the 3.650% Notes due 2026 issued by ABC and ABIWW (144A / Reg S) and the 2.700% Notes due 2026 issued by AB InBev (collectively, the “Pool 1 Notes”) are subject to the “Pool 1 Offer Cap” of $1,200,000,000, representing the maximum aggregate purchase price payable, excluding accrued and unpaid interest, in respect of the Pool 1 Notes that may be purchased (the “Pool 1 Tender Offers”) and subject to the Aggregate Offer Cap (as defined below) not being exceeded. The offers with respect to the 3.750% Notes due 2042 issued by ABIWW, the 2.850% Notes due 2037 issued by AB InBev, the 4.000% Notes due 2043 issued by ABIFI, the 4.600% Notes due 2060 and the 4.500% Notes due 2050 issued by ABIWW, the 4.600% Notes due 2048, the 4.750% Notes due 2058 and the 4.350% Notes due 2040 issued by ABIWW, the 4.625% Notes due 2044 issued by ABIFI, the 2.000% Notes due 2035 issued by AB InBev, the 4.375% Notes due 2038 issued by ABIWW, the 4.900% Notes due 2046 issued by ABC and ABIWW, the 4.900% Notes due 2046 issued by ABC and ABIWW (144A / Reg S), the 4.900% Notes due 2046 issued by ABIFI, the 1.650% Notes due 2031 and the 2.250% Notes due 2029 issued by AB InBev and the 3.500% Notes due 2030 issued by ABIWW (collectively, the “Pool 2 Notes”, and together with the Pool 1 Notes, the “Notes”) are subject to the “Pool 2 Offer Cap” (and together with the Pool 1 Offer Cap, the “Pool Offer Caps”) of $3,000,000,000 less the aggregate purchase price (excluding accrued and unpaid interest) payable for the Pool 1 Notes validly tendered and accepted for purchase in the Pool 1 Tender Offers, representing the maximum aggregate purchase price payable, excluding accrued and unpaid interest, in respect of the Pool 2 Notes that may be purchased (the “Pool 2 Tender Offers, and together with the Pool 1 Tender Offers, the “Tender Offers”). The Tender Offers are subject to an “Aggregate Offer Cap” equal to an aggregate purchase price (excluding accrued and unpaid interest) of up to $3,000,000,000, subject to the terms and conditions described in the Offer to Purchase.

(b) We will accept Notes in each of the Tender Offers in the order of their respective Acceptance Priority Level specified in the table above (each, an “Acceptance Priority Level,” with “1” being the highest Acceptance Priority Level and “2” being the lowest Acceptance Priority Level in the case of the Pool 1 Tender Offers, and “1” being the highest Acceptance Priority Level and “16” being the lowest Acceptance Priority Level in the case of the Pool 2 Tender Offers), subject to the terms and conditions described in the Offer to Purchase.

(c) The GBP Notes and the EUR Notes are fully and unconditionally guaranteed by ABC, ABIFI, ABIWW, Brandbev S.à r.l., Brandbrew S.A. and Cobrew NV (the “Guarantors”). The USD Notes are fully and unconditionally guaranteed by AB InBev and certain of its direct and indirect subsidiaries.

(d) The $3,491,141,000 aggregate outstanding principal amount of 3.650% Notes due 2026 issued by ABIWW and ABC consists of (i) $3,335,820,000 outstanding principal amount of 3.650% Notes due 2026 issued by ABIWW and ABC (US03522AAG58/03522AAG5) and (ii) $155,321,000 outstanding principal amount of 3.650% Notes due 2026 issued by ABIWW and ABC (144A: US03522AAD28/03522AAD2 & Reg S: USU00323AD40/U00323AD4).

(e) The $9,542,514,000 aggregate outstanding principal amount of 4.900% Notes due 2046 issued by ABIWW and ABC consists of (i) $9,518,964,000 outstanding principal amount of 4.900% Notes due 2046 issued by ABIWW and ABC (US03522AAJ97/ 03522AAJ9) and (ii) $23,550,000 outstanding principal amount of 4.900% Notes due 2046 issued by ABIWW and ABC (144A: US03522AAF75/ 03522AAF7 & Reg S: USU00323AF97/ U00323AF9).

The pricing of the Total Consideration for each series of Notes is expected to occur at or about 9:30 a.m., New York City time (2:30 p.m., London time), on Wednesday, 15 November 2023 (the “Price Determination Time”). The Companies will announce, amongst other things, how many Notes of each series will be accepted for purchase, according to the Acceptance Priority Levels and the applicable Pool Offer Cap, promptly following the Price Determination Time.

The Tender Offers are subject to the satisfaction of certain conditions, as set forth in the Offer to Purchase.

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English, Dutch and French versions of this press release will be available on www.ab-inbev.com.

The Lead Dealer Managers for the Tender Offers (in respect of the Tender Offers as made to Relevant Holders (as defined below) only) are:

BofA Securities, Inc.

620 S Tryon Street, 20th Floor Charlotte

North Carolina 28255

United States of America

Attention: Liability Management Group

Collect: (980) 387-3907

Toll-Free: (888) 292-0070

Email: debt_advisory@bofa.com

In Europe:

Telephone: +33 1 877 01057

Email: DG.LM-EMEA@bofa.com

Citigroup Global Markets Inc.

388 Greenwich Street, Trading 4th Floor

New York, New York 10013

United States of America

Attention: Liability Management Group

Collect: (212) 723-6106

Toll-Free: (800) 558-3745

Email: ny.liabilitymanagement@citi.com

Deutsche Bank Aktiengesellschaft Mainzer Landstraße 11-17 60329 Frankfurt am Main Germany Tel: +44 20 7545 8011

Deutsche Bank Securities Inc. 1 Columbus Circle New York, NY 10019 United States of America Attn: Liability Management Group Toll free: (866) 627-0391 Collect: (212) 250-2955	J.P. Morgan SE Taunustor 1 (TaunusTurm) 60310 Frankfurt am Main Germany Attn: Liability Management Group Collect: +44 20 7134 2468 Email: Liability_Management_EM EA@jpmorgan.com	J.P. Morgan Securities LLC 383 Madison Avenue New York, NY 10179 United States of America Attn: Liability Management Group Collect: (212) 834-4818 Toll-Free: (866) 834-4666

Santander US Capital Markets LLC

437 Madison Avenue

10th Floor

New York, NY 10022

United States of America

Attention: Liability Management Group

Fax: 212-407-0930

Toll: 212-940-1442

Toll-Free: 855-404-3636

Email: AmericasLM@santander.us

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Barclays Bank PLC & Barclays Capital Inc.	BNP Paribas Securities Corp.	ING Bank N.V.

The Tender and Information Agent for the Tender Offers is:

Global Bondholders Services Corporation

65 Broadway – Suite 404

New York, New York 10006

Attention: Corporate Actions

Bank and Brokers Call Collect: +1 (212) 430-3774

All Others Please Call Toll-Free: +1 (855) 654-2014

Fax: +1 (212) 430-3775 or +1 (212) 430-3779

E-mail: contact@gbsc-usa.com

Tender Offer Website: https://gbsc-usa.com/registration/abi

Non-U.S. Distribution Restrictions

Italy. None of the Tender Offers, this announcement, the Offer to Purchase or any other documents or materials relating to the Tender Offers have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to applicable Italian laws and regulations. The Tender Offers are being carried out in the Republic of Italy (“Italy”) as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Holders or beneficial owners of the Notes that are resident or located in Italy can tender their Notes for purchase through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with any other applicable laws and regulations and with any requirements imposed by CONSOB or any other Italian authority. Each intermediary must comply with applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offer to Purchase.

United Kingdom. The communication of this announcement, the Offer to Purchase and any other documents or materials relating to the Tender Offers is not being made by and such documents and/or materials have not been approved by an “authorised person” for the

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purposes of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21(1) of the FSMA on the basis that it is only directed at and may only be communicated to: (1) persons who are outside of the United Kingdom; (2) investment professionals falling within the definition contained in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); (3) those persons who are existing members or creditors of the Companies or other persons falling within Article 43(2) of the Order; or (4) any other persons to whom such documents and/or materials may lawfully be communicated in accordance with the Order (all such persons together being referred to as “relevant persons”). This announcement, the Offer to Purchase and any other documents or materials relating to the Tender Offers are only available to relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

France. The Tender Offers are not being made, directly or indirectly, in the Republic of France (other than to qualified investors as described below). This announcement, the Offer to Purchase and any other document or material relating to the Tender Offers have only been, and shall only be, distributed in the Republic of France to qualified investors as defined in Article 2(e) of Regulation (EU) 2017/1129 (the “Prospectus Regulation”). None of this announcement, the Offer to Purchase nor any other documents or materials relating to the Tender Offers have been or will be submitted for clearance to the Autorité des marchés financiers.

Belgium. None of this announcement, the Offer to Purchase nor any other documents or materials relating to the Tender Offers have been, or will be, submitted or notified to, or approved or recognized by, the Belgian Financial Services and Markets Authority (“Autorité des services et marchés financiers”/“Autoriteit voor Financiële Diensten en Markten”). The Tender Offers are not being made in Belgium by way of a public offering within the meaning of Articles 3, §1, 1° and 6, §1 of the Belgian Law of 1 April 2007 on public takeover bids (“loi relative aux offres publiques d’acquisition”/ “wet op de openbare overnamebiedingen”), as amended or replaced from time to time. Accordingly, the Tender Offers may not be, and are not being, advertised and the Tender Offers will not be extended and this announcement, the Offer to Purchase and any other documents or materials relating to the Tender Offers (including any memorandum, information circular, brochure or any similar documents) may not, have not, and will not, be distributed or made available, directly or indirectly, to any person in Belgium other than to “qualified investors” (“investisseur qualifié”/“gekwalificeerde belegger”) within the meaning of Article 2(e) of the Prospectus Regulation acting on their own account. Insofar as Belgium is concerned, the Tender Offers are made only to qualified investors, as this term is defined above. Accordingly, the information contained in this announcement, the Offer to Purchase or in any other documents or materials relating to the Tender Offers may not be used for any other purpose or disclosed or distributed to any other person in Belgium.

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Legal Notices

None of the Dealer Managers (nor any of their respective directors, officers, employees, agents or affiliates) has any role in relation to any part of the Tender Offers made to Holders that are not Relevant Holders, where “Relevant Holders” means:

(i) a Holder of the USD Notes; or

(ii) a Holder of GBP Notes or EUR Notes that is:

(a) if resident or located in a member state of the European Union (the “EU”), an “eligible counterparty” or a “professional client”, each as defined in Directive No. 2014/65/EU on markets in financial instruments (as amended from time to time);

(b) if resident or located in the UK, an “eligible counterparty”, as defined in the FCA Handbook Conduct of Business Sourcebook, or a “professional client” as defined in point (8) of Article 2(1) of Regulation (EU) No. 600/2014 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018; or

(c) if resident or located in a jurisdiction outside of the EU and the UK, an institutional holder under applicable local law and not a retail holder.

This announcement is for informational purposes only and is not an offer to sell or purchase, a solicitation of an offer to purchase or a solicitation of consents with respect to any securities. There will there be no sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

This announcement does not describe all the material terms of the Tender Offers and no decision should be made by any Holder on the basis of this announcement. The terms and conditions of the Tender Offers are described in the Offer to Purchase. This announcement must be read in conjunction with the Offer to Purchase. The Offer to Purchase contains important information which should be read carefully before any decision is made with respect to the Tender Offers. If any Holder is in any doubt as to the contents of this announcement, or the Offer to Purchase, or the action it should take, it is recommended that the Holder seek its own financial and legal advice, including in respect of any tax consequences, immediately from its stockbroker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to tender such Notes pursuant to the Tender Offers.

None of the Companies, the Dealer Managers or their affiliates, their respective boards of directors, the Tender and Information Agent, the trustee with respect to the USD Notes or any of their respective affiliates makes any recommendation, or has expressed an opinion, as to whether or not Holders should tender their Notes, or refrain from doing so, pursuant to the Tender Offers. Each Holder should make its own decision as to whether to tender its Notes and if so, the principal amount of the Notes to tender.

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The Companies have not filed this announcement or the Offer to Purchase with, and they have not been reviewed by, any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Tender Offers, and it is unlawful and may be a criminal offense to make any representation to the contrary.

The Offer to Purchase does not constitute an offer to purchase Notes in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities or blue sky laws. The distribution of the Offer to Purchase in certain jurisdictions is restricted by law. Persons into whose possession the Offer to Purchase comes are required by each of the Companies, the Dealer Managers, the Tender and Information Agent to inform themselves about, and to observe, any such restrictions.

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Anheuser-Busch InBev Contacts

Investors	Media

Shaun Fullalove	Fallon Buckelew
Tel: +1 212 573 9287	Tel: +1 310 592 6319
E-mail: shaun.fullalove@ab-inbev.com	E-mail: fallon.buckelew@ab-inbev.com

Maria Glukhova	Michaël Cloots
Tel: +32 16 276 888	Tel: +32 497 167 183
E-mail: maria.glukhova@ab-inbev.com	E-mail: michael.cloots@ab-inbev.com

Cyrus Nentin

Tel: +1 646 746 9673

E-mail: cyrus.nentin@ab-inbev.com

Fixed Income Investors

Patrick Ryan

Tel: +1 646 746 9667

E-mail: patrick.ryan@ab-inbev.com

About Anheuser-Busch InBev (AB InBev)

AB InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona®, Michelob ULTRA® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 167,000 colleagues based in nearly 50 countries worldwide. For 2022, AB InBev’s reported revenue was 57.8 billion USD (excluding JVs and associates).

Forward-Looking Statements

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements other than historical facts and include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including, but not limited to, the risks and uncertainties relating to AB InBev that are described under Item 3.D of AB InBev’s Annual Report on Form 20-F filed with the SEC on 17 March 2023. Many of these risks and uncertainties are, and will be, exacerbated by any further worsening of the global business and economic environment, the ongoing conflict in Russia and Ukraine and the Middle East and the COVID-19 pandemic. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety

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by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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